UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __4_)*
LM Funding America, Inc.
(Name of Issuer)
Common Shares with par value of $0.001 per share
(Title of Class of Securities)
502074305
(CUSIP Number)
21 September 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[_]  Rule 13d-1(b)

	[x]  Rule 13d-1(c)

	[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SCHEDULE 13G
CUSIP No.	502074305

1	Names of Reporting Persons
	Peter Gyllenhammar AB
2	Check the appropriate box if a member of a Group
(see instructions)
	(a)  [ ]
(b)  [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
	Sweden
Number of Shares Beneficially Owned by Each Reporting Person With:
	5	Sole Voting Power
		1,397,364 shares of common stock
	6	Shared Voting Power

	7	Sole Dispositive Power
		1,397,364 shares of common stock
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person
	1,397,364 shares of common stock
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
	[ ]
11	Percent of class represented by amount in row (9)
	9.6%
12	Type of Reporting Person (See Instructions)
	CO


Item 1.
(a)	Name of Issuer: LM Funding America, Inc.
(b)	Address of Issuers Principal Executive Offices:
LM Funding America, Inc. 302 Knights Run Avenue, Suite 1000,
 Tampa, Florida 33602

Item 2.
(a)	Name of Person Filing: Peter Gyllenhammar AB
(b)	Address of Principal Business Office or, if None, Residence:
  Linnegatan 18, SE-114 87 Stockholm, Sweden
(c)	Citizenship: Peter Gyllenhammar AB is a company organized
under the laws of Sweden.
(d)	Title and Class of Securities: Common stock, $0.001 par
value per share
(e)	CUSIP No.:	502074305

Item 3. 	If this statement is filed pursuant to p. 240.13d-1(b)
or 240.13d-2(b) or (c), check whether the person filing is a:
	[x] 	Not applicable
(a)	[_]	Broker or dealer registered under Section 15 of the Act;
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the
Act;
(d)	[_]	Investment company registered under Section 8 of the
Investment Company Act of 1940;
(e)	[_]	An investment adviser in accordance with
Rule 13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with
Rule 13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance with
Rule 13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b) of the
Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of an
investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	[_]	A non-U.S. institution in accordance with
Rule 240.13d-1(b)(1)(ii)(J);
(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership
(a)	Amount Beneficially Owned:  	 As of September 21, 2020,
Peter Gyllenhammar AB beneficially owned 1,397,364 shares of Common Stock.
 (b)	Percent of Class:  9.6%
 (c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: 1,397,364
	(ii)	Shared power to vote or to direct the vote:
(iii)	Sole power to dispose or to direct the disposition of: 1,397,364
(iv)	Shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities,
check the following [    ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and classification of the subsidiary which
acquired the security being reported on by the parent holding company or control person. Not applicable

Item 8.	Identification and classification of members of the group.
Not applicable

Item 9.	Notice of Dissolution of Group. Not applicable

Item 10.	Certifications. Not applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  2020-09-22

Peter Gyllenhammar AB
/s/ Carina Heilborn
Name/Title Carina Heilborn / CFO
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.
If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.
 The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention:  Intentional misstatements or omissions of fact constitute
 Federal criminal violations (See 18 U.S.C. 1001).